UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

20/20 GeneSystems, Inc.

(Exact name of issuer as specified in its charter)

Delaware	57-2272107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9430 Key West Ave., Rockville, MD 20850

(Full mailing address of principal executive offices)

(240) 453-6339

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or the “Company” refer to 20/20 GeneSystems, Inc., a Delaware corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Item 1. Business–Risk Factors” included in our Annual Report on Form 1-K, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

We are a digital diagnostics company with the core mission of developing and commercializing clinical laboratory tests and associated software that is powered by machine learning and real-word data to improve diagnostic accuracy and clinical usefulness.

For early cancer detection, we use machine learning and real-world data analytics approaches to substantially improve the accuracy of tumor biomarkers that are currently tested in millions of individuals around the world. Our cancer product, known as OneTest, is a multi-cancer test for screening at least five types of cancer from one blood sample.

In response to the novel coronavirus pandemic that began in early 2020, we expanded our business and offered several COVID-19 testing solutions, both rapid kits and laboratory-based tests. In the third quarter of 2020, in response to substantial and urgent demand for expanded viral testing in Maryland, we also began to provide COVID-19 viral testing using polymerase chain reaction (PCR) analytical equipment in our clinical laboratory. This PCR testing volume has substantially increased in the first three quarters of 2021 as a result on the Delta variant and “breakthrough” infections associated therewith. As of the date of this report, we are running an average of about 4,000 tests per week.

Our legacy business includes a patented field test kit for screening suspicious powders for bioterror agents that is used regularly by hundreds of first responder organizations worldwide, known as BioCheck. Our BioCheck kits for screening suspicious powders remains profitable, but with limited growth potential, at least in the U.S. absent a serial anthrax incident, or similar incident, like the one that occurred in the U.S. in 2001.

Recent Developments

In August of 2021, we were one of five CLIA certified laboratories to be awarded a contract with the Maryland Department of Health to perform coronavirus screening at K-12 schools. As of the date of this report, two public school districts and five private schools have selected the Company to conduct testing at their schools. Additionally, the Montgomery County Department of Health & Human Services significantly increase the volume of COVID-19 tests sent to our lab in the 3rd quarter.

In connection with our lease agreement for a new, larger facility in Gaithersburg Maryland, we have established what we believe to be the country’s first accelerator facility specifically for start-up companies worldwide seeking to launch novel diagnostic tests in a CLIA laboratory. The Clinical Laboratory Innovation Accelerator (CLIAx) (see www.CLIAXLABS.com) is expected to help drive growth for the Company over the next few years. We signed up our first CLIAx tenant in August, Minomics of Australia, which plans to launch a novel blood test and algorithm to help predict prostate cancer following an abnormal PSA test.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to access additional capital and the size and timing of subsequent financings;
●	the costs of acquiring additional data, technology, and/or intellectual property to successfully reach our goals and to remain competitive;
●	personnel and facilities costs in any region in which we seek to introduce and market our products;
●	the costs of sales, marketing, and customer acquisition;
●	average price per test paid by consumers;
●	the number of tests ordered per quarter;
●	costs of third-party laboratories to run our tests;
●	willingness of healthcare providers (including telemedicine providers) to prescribe and encourage our tests and the fees charged by them to do so;
●	the costs of compliance with any unforeseen regulatory obstacles or governmental mandates in any states or countries in which we seek to operate;
●	the costs of any additional clinical studies which are deemed necessary for us to remain viable and competitive in any region of the world;
●	the extent and duration of demand for COVID-19 viral and serology testing after the introduction and acceptance of safe and effective vaccines; And
●	our ability to identify additional tests and revenue sources to make up for the anticipated drop in COVID-19 testing after “herd immunity” is reached

Results of Operations

The following table sets forth key components of our results of operations during the six months ended June 30, 2021 and 2020.

	Six Months Ended June 30,		Change
	2021	2020	$	%
Revenues	$1,810,791	$1,548,354	$262,437	16.95%
Cost of revenues	865,174	803,370	61,804	7.69%
Gross profit	945,617	744,984	200,633	26.90%
Operating expenses
Sales, general and administrative	1,608,164	1,262,477	345,687	27.38%
Research and development	122,732	167,755	(45,023)	(26.84)%
Total operating expenses	1,730,896	1,430,232	300,664	21.02%
Loss from operations	(785,279)	(685,248)	(100,031)	(14.60)%
Total other income (expense)	(11,316)	13,645	(24,961)	(182.93)%
Net loss	$(796,595)	$(671,603)	$(124,992)	(18.61)%

Revenues. We generated revenues from sales of OneTest, BioCheck and COVID-19 tests for six months ended June 30, 2021. Our total revenues were $1,810,791 for the six months ended June 30, 2021, compared to $1,548,354 for the six months ended June 30, 2020, an increase of $262,437, or 16.95%.

Revenues from sales of OneTest increased by $59,116, or 63.20%, to $152,646 or the six months ended June 30, 2021 from $93,530 for the six months ended June 30, 2020. Such increase was due to revenue recognition from preforming tests on orders received late in 2020 and 2021 and from demand generated from our marketing efforts.

Revenues from sales of BioCheck decreased by $3,790, or 3.92%, to $100,550 for the six months ended June 30, 2021 from $96,760 for the six months ended June 30, 2020. The decrease in BioCheck sales is likely attributable to the pandemic related budget pressures on State and municipal governments which comprise the bulk of customers for this test.

Revenues from our COVID-19 tests increased by $199,531, or 14.69%, to $1,557,595 for the six months ended June 30, 2021 from $1,358,064 for the six months ended June 30, 2020. These revenues were derived from two classes of tests: (i) rapid point-of-care tests (antibody and antigen) that we distributed after validating, and (ii) lab-based PCR testing of nasal swabs sent to our CLIA lab from area nursing homes and the Montgomery County Health Department. As of the date of this report, we cannot predict when the demand for PCR testing will abate. Antibody testing may persist well into 2022 as the durability of immunity post-vaccination is periodically assessed.

Cost of revenues. Our cost of revenues includes materials, labor and laboratory expenses. Our cost of revenues increased by $61,804, or 7.69%, to $865,174 for the six months ended June 30, 2021 from $803,370 for the six months ended June 30, 2020. This increase was mainly due to cost of COVID-19 tests. Additionally, there was an increase in base costs of maintaining a laboratory, amortization of license agreements attributable to the analyzation of OneTest orders and the required diagnostic reagent kits in connection with the OneTest sales increases.

Gross profit and gross margin. Our gross profit increased by $200,633, or 26.90%, to $945,617 for the six months ended June 30, 2021 from $744,984 for the six months ended June 30, 2020. Gross profit as a percentage of revenues (gross margin) was 52.22% and 48.11% for the six months ended June 30, 2021 and 2020, respectively. The increase in the gross margin was primarily due to the increased sales of COVID-19 tests, which have higher margins than our other tests.

Sales, general and administrative expenses. Our sales, general and administrative expenses include sales, marketing, office leases, overhead, executive compensation, legal, regulatory, government relations, and similar expenses. Our sales, general and administrative expenses increased by $345,687, or 27.38%, to $1,608,164 for the six months ended June 30, 2021 from $1,262,477 for the six months ended June 30, 2020. Such increase was primarily due to an increase in professional fees and sales and marketing expenses, as well as stock compensation expense. As a percentage of revenues, sales, general and administrative expenses increased to 88.81% for the six months ended June 30, 2021 from 81.54% for the six months ended June 30, 2020.

Research and development expenses. Our research and development expenses include principally clinical data acquisitions, laboratory validation and bridging studies, data analysis algorithms and non-capitalizable machine learning software development. It also includes laboratory test validation and technical consultation. Our research and development expenses decreased by $45,023, or 26.84% to $122,732 for the six months ended June 30, 2021 from $167,755 for the six months ended June 30, 2020. The decrease was due to the decrease of staffing resources related to our cancer test products in 2021 compared to the prior year period. As a percentage of revenues, research and development expenses decreased to 6.78% for the six months ended June 30, 2021 from 10.83% for the six months ended June 30, 2020.

Net loss. As a result of the cumulative effect of the factors described above, our net loss increased by $124,992, or 18.61%, to $796,595 for the six months ended June 30, 2021 from $671,603 for the six months ended June 30, 2020.

Liquidity and Capital Resources

Historically, our sources of cash have included private placements of equity securities and cash generated from revenues. Our historical cash outflows have primarily been associated with cash used for operating activities such as research and development activities and other working capital needs; the acquisition of clinical data, patient samples (blood, tissue), intellectual property; and expenditures related to equipment and improvements used for our laboratory facility. We intend to fund our operations through increased revenue from operations and the remaining capital raised through our recent offerings.

Summary of Cash Flows

As of June 30, 2021, we had approximately $3,910,027 in cash and cash equivalents. The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2021	2020
Net cash used in operating activities	$(733,335)	$(826,941)
Net cash provided by (used in) investing activities	(11,973)	595,325
Net cash provided by financing activities	1,187,143	1,098,656
Net increase (decrease) in cash and cash equivalents	441,835	867,040
Cash and cash equivalents at beginning of period	3,468,192	636,018
Cash and cash equivalent at end of period	$3,910,027	$1,503,058

Net cash used in operating activities was $733,335 for the six months ended June 30, 2021, as compared to $826,941 for the six months ended June 30, 2020. The principal use of cash in operating activities was to fund our net loss. Cash flows from operations can vary significantly due to various factors, including changes in our operations, accounts receivable, prepaid expenses, accounts payable and accrued expenses.

Net cash used in investing activities was $11,973 for the six months ended June 30, 2021, as compared to $595,325 cash provided by investing activities for the six months ended June 30, 2020. Net cash used in investing activities for the six months ended June 30, 2021 consisted of purchases of capital equipment of $11,973, while net cash provided by investing activities for the six months ended June 30, 2020 consisted of $601,873 from redemption of certificates of deposits, offset by purchases of equipment of $6,548.

Net cash provided by financing activities was $1,187,143 for the six months ended June 30, 2021, as compared to $1,098,656 for the six months ended June 30, 2020. Net cash provided by financing activities for the six months ended June 30, 2021 consisted of the net proceeds from the issuance of preferred stock of $1,093,577 and proceeds from refinancing of equipment through a capital lease of $134,991, less repayments of $41,425 on the lease, while net cash provided by financing activities for the six months ended June 30, 2020 consisted of $954,517 from the proceeds from the issuance of preferred stock, proceeds of $144,107 from notes payable and $32 from the exercise of warrants.

Regulation A Offering

On January 8, 2020, we launched an offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which we offered up to 3,340,909 shares of Series C Preferred Stock at an offering price of $4.40 per share for gross proceeds of up to $14,700,000 on a “best efforts” basis. This offering was terminated on June 15, 2021.

During the six months ended June 30, 2021, we raised approximately $1,399,226  in gross proceeds through the sale of 340,647 shares of our Series C Preferred Stock for net proceeds of $1,168,362, of which $78,191 was recorded as a subscription receivable as funds were not received as of the period end.

During the six months ended June 30, 2020, we raised approximately $1,181,738 in gross proceeds through the sale of 268,577 shares of our Series C Preferred Stock for net proceeds of $1,015,157, of which $60,640 was recorded as a subscription receivable as funds were not received as of the period end.

PPP Loan

On May 19, 2020, we received a $144,107 Paycheck Protection Program (“PPP”) loan from the United States Small Business Administration (“SBA”) under provisions of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).  The PPP loan has a two-year term and bears interest at a rate of 1.0% per annum.  Monthly principal and interest payments are deferred for six months after the date of disbursement.  The PPP loan may be prepaid at any time prior to maturity with no prepayment penalties.  The PPP loan contains events of default and other provisions customary for loans of this type.  The PPP provides that the PPP loans may be partially or wholly forgiven if the funds are used for certain qualifying expenses as described in the CARES Act.  We believe that we have used the proceeds from the PPP loan for qualifying expenses and applied for forgiveness of the PPP loan in accordance with the terms of the CARES Act. We have classified $144,107 of the PPP loans as current liabilities pending SBA’s approval of our forgiveness application.

Capital Expenditures

We incurred capital expenditures of $50,897 in the six months ended June 30, 2021 in direct purchase of $11,673 and equipment under capital lease of $39,224. We incurred capital expenditures of $6,548 in the six months ended June 30, 2020.We estimate that our total capital expenditures in fiscal year 2021 will reach approximately $400,000. Such funds will be used primarily to purchase laboratory instrumentation associated with COVID-19 viral (PCR) testing.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition. . In accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, we recognize revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods and services. To determine revenue recognition for arrangements that we deem are within the scope of ASC Topic 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) calculate transfer price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Performance obligations for three different types of services are discussed below:

●	OneTest ‒ Revenues from the sale of OneTest is recognized when returned serum specimens are analyzed in our CLIA laboratory and the results are reported. Due to the nature of OneTest, revenue per test is recorded based on historical average receipts from patients.

●	BioCheck ‒ Revenues for kits is recognized when purchase orders are processed and kits are shipped to customers.

●	COVID-19 Tests:

o	Point-of-Care (POC) Test Kits ‒ Revenues for COVID-19 distributed test kits for use at the POC (i.e., rapid antigen and antibody tests) are recognized when purchase orders are processed, and test kits are shipped to customers.

o	COVID-19 Lab Tests (PCR) ‒ Revenues from the sale of COVID-19 viral (PCR) tests is recognized when returned nasal swabs are analyzed in our CLIA laboratory and the results are reported. Due to the nature of PCR tests, revenue per test is recorded based on historical average receipts from insurance payers, Medicare, Medicaid, nursing homes or County government.

Inventories. Inventories are stated at the lower of cost or market using the first-in, first out (FIFO) method. Inventories consisted entirely of finished goods as of June 30, 2021 and December 31, 2020.

Intangible Assets – Patents. We capitalize patent filing fees, and we expense legal fees, in connection with internally developed pending patents. We also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. We evaluate the capitalized costs annually to determine if any amounts should be written down. Patent costs begin amortizing upon approval by the corresponding government and are generally amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Impairment of Long-Lived Assets. The long-lived assets held and used by us are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the six months ended June 30, 2021 and 2020. There can be no assurance, however, that market conditions will not change or demand for our products and services will continue, which could result in impairment of long-lived assets in the future.

Offering Costs. We comply with the requirements of ASC 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Preferred Stock. ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the Preferred Stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the Preferred Stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the Preferred Stock is more akin to equity, and accordingly, derivative liability accounting is not required by us. Costs incurred directly for the issuance of the Preferred Stock are recorded as a reduction of gross proceeds received by us.

Research and Development. We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock-Based Compensation. We account for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Recently Issued Accounting Pronouncements

In January 2017, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-04, Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the update requires only a single-step quantitative test to identify and measure impairment based on the excess of a reporting unit’s carrying amount over its fair value. A qualitative assessment may still be completed first for an entity to determine if a quantitative impairment test is necessary. The update is effective for fiscal year 2021 and is to be adopted on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. There is no impact of the adoption of this guidance on our financial condition, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases. This ASU is a comprehensive new leases standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease’s guidance. The ASU is effective for annual periods beginning January 1, 2019 for public companies and January 1, 2022 for non-public companies, including interim periods within those fiscal years; earlier adoption is permitted. In the financial statements in which the ASU is first applied, leases shall be measured and recognized at the beginning of the earliest comparative period presented with an adjustment to equity. Practical expedients are available for election as a package and if applied consistently to all leases. We are currently evaluating the impact of the adoption of this guidance on our financial condition, results of operations and cash flows.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning January 1, 2020 for public companies and January 1, 2023 for non-public companies. We are currently in the process of evaluating the impact of the adoption of ASU 2016-13 on our financial statements.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3. Financial Statements

20/20 GENESYSTEMS, INC.

BALANCE SHEETS

JUNE 30, 2021 AND DECEMBER 31, 2020

(UNAUDITED)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$3,910,027	$3,468,192
Accounts receivable, net	423,803	205,071
Inventory	78,082	103,441
Prepaid expenses	101,405	50,165
Total current assets	4,513,317	3,826,869
License agreement, net	380,034	390,213
Property and equipment, net	225,324	205,006
Intangible assets, net	222,277	230,669
Due from affiliated entities	2,699	2,699
Other assets	76,017	21,918
Total assets	$5,419,668	$4,677,374

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$528,973	$471,056
Accrued liabilities	602,407	602,536
Deferred revenue	153,456	70,456
Capital lease - current	56,714	-
Note payable	144,107	103,860
Total current liabilities	1,485,657	1,247,908

Long-term liabilities:
Note payable	-	40,247
Capital lease – long term	76,778	-
Total long-term liabilities	76,778	40,247

Total liabilities	1,562,435	1,288,155

Commitments and contingencies (Note 7)

Stockholders’ equity:
Series C preferred stock, $0.01 par value; 3,340,909 authorized; 1,198,974 and 858,327 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	11,990	8,584
Series B preferred stock, $0.01 par value; 3,569,405 authorized; 1,471,487 shares issued and outstanding as of June 30, 2021 and December 31, 2020	14,715	14,715
Series A-2 preferred stock, $0.01 par value; 800,000 authorized; 442,402 shares issued and outstanding as of June 30, 2021 and December 31, 2020	4,424	4,424
Series A-1 preferred stock, $0.01 par value; 978,000 authorized; 651,465 shares issued and outstanding as of June 30, 2021 and December 31, 2020	6,515	6,515
Series A preferred stock, $0.01 par value; 1,303,000 authorized; 846,368 shares issued and outstanding as of June 30, 2021 and December 31, 2020	8,464	8,464
Common stock, $0.01 par value; 25,000,000 authorized; 4,728,833 shares issued and outstanding as of June 30, 2021 and December 31, 2020	47,288	47,288
Additional paid-in capital	26,462,697	25,123,303
Subscription receivable	(78,191)	-
Accumulated deficit	(22,620,669)	(21,824,074)
Total stockholders’ equity	3,857,233	3,389,219
Total liabilities and stockholders’ equity	$5,419,668	$4,677,374

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(UNAUDITED)

	2021	2020
Revenues	$1,810,791	$1,548,354

Cost of revenues	865,174	803,370

Gross profit	945,617	744,984

Operating expenses:
Sales, general and administrative	1,608,164	1,262,477
Research and development	122,732	167,755
Total operating expenses	1,730,896	1,430,232

Operating loss	(785,279)	(685,248)

Other income (expense):
Interest expense	(6,488)	-
Interest income	1,072	13,645
Other expense	(5,900)	-
Total other (income) expense	(11,316)	13,645

Net loss	$(796,595)	$(671,603)

Basic and diluted net loss per common share	$(0.17)	$(0.14)
Weighted-average common shares outstanding, basic and diluted	4,726,143	4,726,143

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(UNAUDITED)

Six Months Ended June 30, 2021

	Series C Preferred Stock		Series B Preferred Stock		Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in	Subscription	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance, December 31, 2020	858,327	$8,584	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,728,833	$47,288	$25,123,303	$-	$(21,824,074)	$3,389,219
Stock based compensation	-	-	-	-	-	-	-	-	-	-			171,032	-	-	171,032
Issuance of preferred stock, net of offering costs	340,647	3,406	-	-	-	-	-	-	-	-	-	-	1,168,362	(78,191)	-	1,093,577
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(796,595)	(796,595)
Balance, June 30, 2021	1,198,974	$11,990	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,728,833	$47,288	$26,462,697	$(78,191)	$(22,620,669)	$3,857,233

Six Months Ended June 30, 2020

	Series C Preferred Stock		Series B Preferred Stock		Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in	Subscription	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance, December 31, 2019	-	$-	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,725,633	$47,256	$21,870,200	$-	$(19,802,248)	$2,149,326
Exercise of warrants	-	-	-	-	-	-	-	-	-	-	3,200	32	-	-	-	32
Issuance of preferred stock, net of offering costs	268,577	2,686	-	-	-	-	-	-	-	-	-	-	1,012,471	(60,640)	-	954,517
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(671,603)	(671,603)
Balance, June 30, 2020	268,577	$2,686	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,728,833	$47,288	$22,882,671	$(60,640)	$(20,473,851)	$2,432,272

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(UNAUDITED)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(796,595)	$(671,603)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	38,971	15,434
Stock based compensation	171,032	-
Amortization of license fees	10,179	10,179
Allowance for uncollectible receivables	8,100	-
Changes in operating assets and liabilities:
Accounts receivable	(226,832)	(98,683)
Inventory	25,359	(120,137)
Prepaid expenses and other	(105,340)	(80,645)
Accounts payable	57,918	195,376
Accrued liabilities	873	(70,620)
Deferred revenue	83,000	(6,242)
Net cash used in operating activities	(733,335)	(826,941)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(11,973)	(6,548)
Redemption of certificate of deposit	-	601,873
Net cash provided by (used in) investing activities	(11,973)	595,325

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable (Paycheck Protection Plan)	-	144,107
Proceeds from capital lease equipment financing	134,991	-
Principal payments on capital lease obligations	(41,425)	-
Proceeds from exercise of warrant	-	32
Proceeds from sale of preferred stock, net of offering costs	1,093,577	954,517
Net cash provided by financing activities	1,187,143	1,098,656

Increase decrease in cash and cash equivalents	441,835	867,040
Cash and cash equivalents, beginning of period	3,468,192	636,018
Cash and cash equivalents, end of period	$3,910,027	$1,503,058

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non-cash disclosures of cash flow information:
Equipment acquired under a capital lease	$38,923	$-

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2021 AND 2020

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

20/20 GeneSystems, Inc. (the “Company”), founded in May 2000, is a digital diagnostics company with the core mission of developing and commercializing clinical laboratory test and associated software that is powered by machine learning to improve diagnostic accuracy and clinical usefulness.

For early cancer detection, the Company uses machine learning and real-world data analytics approaches to substantially improve the accuracy of tumor biomarkers that are currently tested in millions of individuals around the world. The Company’s cancer product, known as OneTest, is a multi-cancer test for screening at least five types of cancer from one blood sample.

In response to the novel coronavirus pandemic that began in early 2020, the Company expanded its business and acquired and commercialized several COVID-19 serology (antibody) and viral (RT-PCR) tests, both rapid kits and laboratory-based tests.

The Company’s legacy business includes a patented field test kit for screening suspicious powders for bioterror agents that is used regularly by hundreds of first responder organizations worldwide, known as BioCheck.

Concern Guidance Assessment

The Company has incurred operating losses since inception and historically relied on debt and equity financing for working capital.  Based on current cash reserves and anticipated revenues and investments over the next 6-12 months, the Company expects to fund its operations through increased revenue from operations and the remaining capital raised through its recent Regulation A offerings. On January 8, 2020, the Company launched an offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings, pursuant to which, through the date of these financial statements, the Company has raised approximately $4.4 million in gross proceeds through the sale of 1,198,974 shares of Series C Preferred Stock. This offering was terminated on June 15, 2021. In addition, in May 2020, the Company received a $144,000 Paycheck Protection Program (“PPP”) loan from the United States Small Business Administration (“SBA”) under provisions of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). Based on the Company’s current capital, management believes the doubt regarding the Company’s ability to continue as a going concern has been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2020 and 2019. The results of operations for the six months ended June 30, 2021 and 2020 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. The use of estimates include revenue recognition, impairment of long-lived assets, stock-based compensation and expense accruals.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2021 AND 2020

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2021 and December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Cash and Cash Equivalents

The Company considers time deposits, certificates of deposit, and certain investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent amounts due from commercial customers. On June 30, 2021 and December 31, 2020, customer accounts receivable totaled $423,803 and $205,071, respectively. Management reviews open accounts monthly and takes appropriate steps for collection. When needed, an allowance for doubtful accounts is recorded to reflect management’s determination of the amount deemed uncollectable. An allowance for doubtful accounts of $25,100 and $17,000 is included in accounts receivable at June 30, 2021 and December 31, 2020, respectively.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first out (FIFO) method. Inventories consisted entirely of finished goods as of June 30, 2021 and December 31, 2020.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2021 AND 2020

Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet its internal needs and cloud-based applications used to deliver its services. In accordance with Accounting Standards Codification (“ASC”) 350-40, Internal-Use Software, the Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease, whichever is shorter. Gains or losses on dispositions of assets are reflected in other income or expense.

Intangible Assets - Patents

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. The Company evaluates the capitalized costs annually to determine if any amounts should be written down. Patent costs begin amortizing upon approval by the corresponding government and are generally amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the six months ended June 30, 2021 and 2020. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Offering Costs

The Company complies with the requirements of ASC 340 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the Preferred Stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the Preferred Stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the Preferred Stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company.

Costs incurred directly for the issuance of the Preferred Stock are recorded as a reduction of gross proceeds received by the Company.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2021 AND 2020

Per Share Information

Basic per share information is computed based upon the weighted average number of shares of Common Stock outstanding during the period. Diluted per share information consists of the weighted average number of shares of Common Stock outstanding, plus the dilutive effects of potential shares of Common Stock, including convertible Preferred Stock, and options and warrants calculated using the treasury stock method. In loss periods, dilutive common equivalent shares are excluded as the effect would be anti-dilutive.

During the six months ended June 30, 2021 and 2020, the Company excluded the outstanding securities summarized below from its calculation of diluted loss per share, as their effects would have been anti-dilutive.

	2021	2020
Warrants to purchase Common Stock	113,618	108,006
Options to purchase Common Stock	802,109	495,597
Series C Preferred Stock	1,198,974	268,577
Series B Preferred Stock	1,471,487	1,471,487
Series A-2 Preferred Stock	442,402	442,402
Series A-1 Preferred Stock	651,465	651,465
Series A Preferred Stock	846,368	846,368
	5,526,423	4,283,902

Revenue Recognition

In accordance with ASC Topic 606, Revenue from Contracts with Customers, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which it expects to receive in exchange for those goods and services. To determine revenue recognition for arrangements that the Company deems are within the scope of ASC Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) calculate transfer price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Disaggregated Revenue ‒ The Company disaggregates revenue from contracts with customers by contract type, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Company’s revenue by contract type is as follows:

	For the Six Months Ended June 30,
	2021	2020
Revenues
BioCheck	$100,550	$96,760
OneTest	152,646	93,530
COVID-19 PCR Tests	1,213,905	-
COVID-19 Antibody/Antigen Tests	343,690	1,358,064
Total revenues	$1,810,791	$1,548,354

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2021 AND 2020

Performance Obligations ‒ Performance obligations for three different types of services are discussed below:

●	OneTest ‒ Revenues from the sale of OneTest is recognized when returned serum specimens are analyzed in the Company’s CLIA laboratory and the results are reported. Due to the nature of OneTest, revenue per test is recorded based on historical average receipts from patients.

●	BioCheck ‒ Revenues for kits is recognized when purchase orders are processed and kits are shipped to customers.

●	COVID-19 Tests:

o	Point-of-Care (POC) Test Kits ‒ Revenues for COVID-19 distributed test kits for use at the POC (i.e., rapid antigen and antibody tests) are recognized when purchase orders are processed, and test kits are shipped to customers.

o	COVID-19 Lab Tests (PCR) ‒ Revenues from the sale of COVID-19 viral (PCR) tests is recognized when returned nasal swabs are analyzed in the Company’s CLIA laboratory and the results are reported. Due to the nature of PCR tests, revenue per test is recorded based on historical average receipts from insurance payers, Medicare, Medicaid, nursing homes or County government.

Shipping and Handling

Amounts billed to a customer for shipping and handling are reported as revenues. Costs related to shipments to the Company are classified as cost of sales and totaled $50,799 and $40,543 for the six months ended June 30, 2021 and 2020, respectively.

Research and Development

The Company incurs research and development costs during the process of researching and developing the Company’s technologies and future manufacturing processes. The Company’s research and development costs consist primarily of materials and services. The Company expenses these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $2,224 and $98,816 for the six months ended June 30, 2021 and 2020, respectively.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Concentrations

The Company maintains its cash at various financial institutions located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. The Company has not experienced any losses with respect to its cash balances.

As of June 30, 2021, approximately 39% of total accounts receivable were due from three sources. As of December 31, 2020, approximately 20% of total accounts receivable were due from two sources. During the six months ended June 30, 2021, approximately 12% of total revenues were received from one source. During the six months ended June 30, 2020, approximately 20% of total revenues were received from two sources. Management believes the loss of one or more of these customers may have an effect on the Company’s financial condition.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2021 AND 2020

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-04, Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the update requires only a single-step quantitative test to identify and measure impairment based on the excess of a reporting unit’s carrying amount over its fair value. A qualitative assessment may still be completed first for an entity to determine if a quantitative impairment test is necessary. The update is effective for fiscal year 2021 and is to be adopted on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. There is no impact of the adoption of this guidance on the Company’s financial condition, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases. This ASU is a comprehensive new leases standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease’s guidance. The ASU is effective for annual periods beginning January 1, 2019 for public companies and January 1, 2022 for non-public companies, including interim periods within those fiscal years; earlier adoption is permitted. In the financial statements in which the ASU is first applied, leases shall be measured and recognized at the beginning of the earliest comparative period presented with an adjustment to equity. Practical expedients are available for election as a package and if applied consistently to all leases. The Company is currently evaluating the impact of the adoption of this guidance on its financial condition, results of operations and cash flows.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning January 1, 2020 for public companies and January 1, 2023 for non-public companies. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	June 30, 2021	December 31, 2020
Office equipment	$108,869	$96,895
Furniture and fixtures	17,132	17,132
Laboratory equipment	591,567	552,644
Leasehold improvements	5,700	5,700
Total property and equipment	723,268	672,371
Less accumulated depreciation	(497,944)	(467,365)
	$225,324	$205,006

Depreciation expense was $30,579 and $7,042 for the six months ended June 30, 2021 and 2020, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following:

	June 30, 2021	December 31, 2020
Issued patents (amortized)	$31,840	$31,840
Unissued patents (unamortized)	201,514	201,514
Software development costs	45,575	45,575
Total patents	278,929	278,929
Less accumulated amortization	(56,652)	(48,260)
	$222,277	$230,669

Amortization expense for intangible assets for the six months ended June 30, 2021 and 2020 was $8,392 and $8,392 respectively.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2021 AND 2020

NOTE 5 – CAPITAL LEASES

The Company leases certain equipment under separate non-cancelable equipment loan and security agreements. The agreements mature in December 2023. The agreements require various monthly payments of principal and interest through maturity and are secured by the assets under lease. As of June 30, 2021, $173,915 of capital lease equipment are included in property and equipment on the consolidated balance sheets. The equipment was purchased by the Company in late 2020 and financed through a capital lease in the six months ended June 30, 2021. The weighted average interest rate was 6.4% at June 30, 2021.

NOTE 6 – NOTE PAYABLE

On May 19, 2020, the Company received a $144,107 PPP loan from the SBA under provisions of the CARES Act.  The PPP loan has a two-year term and bears interest at a rate of 1.0% per annum.  Monthly principal and interest payments are deferred for six months after the date of disbursement. The PPP loan may be prepaid at any time prior to maturity with no prepayment penalties.  The PPP loan contain events of default and other provisions customary for loans of this type.  The PPP provides that the PPP loans may be partially or wholly forgiven if the funds are used for certain qualifying expenses as described in the CARES Act.  The Company believes that it has used   the proceeds from the PPP loan for qualifying expenses and has applied for forgiveness of the PPP loan in accordance with the terms of the CARES Act. The Company has classified $144,107 of the PPP loans as current liabilities pending SBA’s approval of the Company’s forgiveness application.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Leases

In August 2011, the Company entered into a lease commencing in December 2011 which expired in November 2016. Under the lease agreement, the Company was to pay an annual rent of $134,975, plus additional operating expenses. The agreement included a 3% annual increase and an option to expand office space. Upon expiration, this lease has continued on a month-to-month basis. Total rent expense, including additional operating expenses related to this property, was $68,435 and $68,160 for the six months ended June 30, 2021 and 2020.

On March 18, 2021, the Company entered into a lease agreement with Shady Grove Development Park IX L.L.L.P. for a new office and laboratory space totaling 5,511 square feet in Gaithersburg, Maryland. The term of the lease shall commence upon the completion of remodeling work, which is expected to be completed in October 2021, and shall expire 88 months thereafter. The initial monthly rent is $14,315 with annual increases to $17,308 for the final year of the lease. The Company will also pay its 7.75% pro rata portion of the property taxes, operating expenses and insurance costs and is also responsible to pay for the utilities used on the premises.

NOTE 8 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company has authorized the issuance of 10,000,000 shares of Preferred Stock with par value of $0.01, of which 1,303,000 have been designated as Series A Preferred Stock, 978,000 have been designated as Series A-1 Preferred Stock, 800,000 shares have been designated as Series A-2 Preferred Stock, 3,569,405 shares have been designated as Series B Preferred Stock and 3,340,909 shares have been designated as Series C Preferred Stock (collectively, the “Designated Preferred Stock”). Below is a summary of the terms of the Designated Preferred Stock.

Ranking. With respect to dividend rights and rights on liquidation, winding up and dissolution, shares of Designated Preferred Stock rank pari passu to each other and senior to all shares of Common Stock.

Voting Rights. Shares of Designated Preferred Stock vote together with the holders of Common Stock on an as-converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, except as required by law. For so long as shares of Designated Preferred Stock are outstanding, the holders of such shares vote together, as a separate class, to elect one director to the Company’s board, and for so long as shares of Series A-1 Preferred Stock are outstanding, the holders of Series A-1 Preferred Stock vote together, as a separate class, to elect one director to the Company’s board.

Conversion Rights. Each share of Designated Preferred Stock is convertible at any time at the option of the holder at the then current conversion rate. The conversion rate for the Designated Preferred Stock is currently one share of Common Stock for each share of Designated Preferred Stock, calculated by dividing the liquidation preference of such share by the conversion price then in effect. In addition, all outstanding shares of Designated Preferred Stock, plus accrued but unpaid dividends thereon, shall automatically be converted into shares of Common Stock, at the then effective conversion rate, upon the earlier to occur of (a) the closing of the sale of shares of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a public offering pursuant to an effective registration statement or offering statement under the Securities Act of 1933, as amended (the “Securities Act”), resulting in at least $5,000,000 of gross proceeds to the Company, (b) the date on which the shares of Common Stock are listed on a national stock exchange, including without limitation the New York Stock Exchange or the Nasdaq Stock Market, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of Designated Preferred Stock, voting together on an as-converted to Common Stock basis (which vote or consent shall include the holders of at least 67% of the shares of Series A-1 Preferred Stock outstanding voting as a separate class).

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2021 AND 2020

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a deemed liquidation event, each holder of Designated Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock have a liquidation preference of $3.07, $3.07, $3.26, $3.53 and $4.40, respectively (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation or deemed liquidation event the remaining assets available for distribution are insufficient to pay the holders of Designated Preferred Stock the full preferential amount to which they are entitled, the holders of Designated Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and the Company shall not make or agree to make any payments to the holders of Common Stock. A “deemed liquidation event” means, unless otherwise determined by the holders of at least a majority of the Designated Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale of all or substantially all of the Company’s assets to a non-affiliate of the Company, (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions, or (c) the grant of an exclusive license to all or substantially all of the Company’s technology or intellectual property rights except where such exclusive license is made to one or more wholly-owned subsidiaries of the Company.

Dividends. The Designated Preferred Stock will not be entitled to dividends or distributions unless and until the board declares a dividend or distribution in cash or other property to holders of outstanding shares of Common Stock, in which event, the aggregate amount of such each distribution shall be distributed as follows: (a) first, seventy percent (70%) of the distribution amount to the holders of shares of Designated Preferred Stock, on a pro rata basis, until such time as such holders have received an aggregate amount in distributions or other payments in respect of such holder’s shares that is equal to the number of shares owned by such holders multiplied by the liquidation preference stated above, and (b) second, thirty percent (30%) of the distribution amount to the holders of shares of Common Stock, on a pro rata basis. Notwithstanding the foregoing, at such time as the holders of Designated Preferred Stock and Common Stock have received the amounts described above, the holders of the Designated Preferred Stock shall receive Distributions pari passu with the holders of the Common Stock on an as-converted basis, using the then-current conversion rate of such shares of Designated Preferred Stock.

Preemptive Rights. Until the Company’s initial public offering of Common Stock occurs and unless otherwise waived by the prior express written consent of the holders of the majority of the voting power of all then outstanding Designated Preferred Stock, voting together on an as-converted to Common Stock basis, in the event that the Company proposes to issue any Common Stock or shares convertible or exercisable for Common Stock, except for excluded issuances, the Company must first offer those additional equity securities to holders of Designated Preferred Stock for a period of no less than thirty (30) days prior to selling or issuing any such additional equity securities to any person, in accordance with the procedures set forth in the Company’s certificate of incorporation, as amended. For purposes hereof, “excluded securities” means the issuance of shares of Common Stock or securities convertible into shares of Common Stock (a) granted pursuant to or issued upon the exercise of stock options granted under an equity incentive plan to employees, officers, directors, consultants or strategic partners, (b) granted to employees, officers, directors, consultants or strategic partners for services, including in connection with an incentive plan, or other fair value received or committed, (c) in consideration for a transaction approved by the board which does not result in the issuance for cash of more than five percent (5%) of the outstanding shares of Common Stock, (d) in connection with an acquisition transaction approved by the board, (e) to vendors, commercial partners, financial institutions or lessors in connection with commercial credit transactions, equipment financings or similar transaction approved by the board (provided that such securities do not exceed 10% of the consideration in such transaction), (f) pursuant to conversion or exchange rights included in securities previously issued by the Company or (g) in connection with a stock split, stock division, reclassification, stock dividend or other recapitalization.

Redemption. Shares of each series of Designated Preferred Stock are not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares of such applicable series of Designated Preferred Stock, voting as a separate class.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2021 AND 2020

Protective Rights. So long as at least twenty-five percent (25%) of the Designated Preferred Stock collectively remains outstanding, in addition to any other vote or consent of stockholders required by law, the vote or consent of the holders of at least a majority of all shares of Designated Preferred Stock then outstanding and entitled to vote thereon, voting together and on an as-converted to Common Stock basis, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, including the consent of the holders of Series A-1 Preferred Stock, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise:

(a) the authorization, creation and/or issuance of any equity security, other than shares of Common Stock or options to purchase Common Stock issued to investors, employees, managers, officers or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the board;

(b) the amendment, alteration or repeal of any provision of the certificate of incorporation or bylaws or otherwise alter or change any right, preference or privilege of any Designated Preferred Stock in a manner adverse to the holders thereof;

(c) any increase or decrease in the size of the board;

(d) the purchase, redemption, or acquisition of any shares other than from a selling holder pursuant to the provisions of the certificate of incorporation or any other restriction provisions applicable to any shares in agreements approved by the board or in the operating agreement of any limited liability company utilized for the purpose of facilitating investment in the Company;

(e) the liquidation or dissolution of the Company or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of its assets;

(f) any election to engage in any business that deviates in any material respect from the Company’s business as contemplated under any operating plan approved by the board;

(g) the waiver of any adjustment to the conversion price applicable to the Designated Preferred Stock; or

(h) any declaration or payment of any cash dividend or other cash distribution to any holders of capital stock.

Series A Preferred Stock

As of June 30, 2021 and December 31, 2020, there were 846,368 shares of Series A Preferred Stock issued and outstanding. No shares of Series A Preferred Stock were issued during six months ended June 30, 2021 and 2020.

Series A-1 Preferred Stock

As of June 30, 2021 and December 31, 2020, there were 651,465 shares of Series A-1 Preferred Stock issued and outstanding. No shares of Series A-1 Preferred Stock were issued during six months ended June 30, 2021 and 2020.

Series A-2 Preferred Stock

As of June 30, 2021 and December 31, 2020, there were 442,402 shares of Series A-2 Preferred Stock issued and outstanding. No shares of Series A-2 Preferred Stock were issued during six months ended June 30, 2021 and 2020.

Series B Preferred Stock

As of June 30, 2021 and December 31, 2020, there were 1,471,487 shares of Series B Preferred Stock issued and outstanding. No shares of Series B Preferred Stock were issued during six months ended June 30, 2021 and 2020.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2021 AND 2020

Series C Preferred Stock

On January 8, 2020, the Company launched an offering under Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings, pursuant to which the Company offered up to 3,340,909 shares of Series C Preferred Stock at an offering price of $4.40 per share for gross proceeds of up to $14,700,000 on a “best efforts” basis. This offering was terminated on June 15, 2021.

During the six months ended June 30, 2021, the Company issued shares of Series C Preferred Stock for a purchase price, net of fees, of $1,168,362, of which $78,191 was recorded as a subscription receivable as funds were not received as of the period end.

During the six months ended June 30, 2020, the Company issued 268,577 shares of Series C Preferred Stock for a purchase price, net of fees, of $1,015,157, of which $60,640 was recorded as a subscription receivable as funds were not received as of the period end.

Common Stock

The Company is authorized to issue 25,000,000 shares of Common Stock.

As of June 30, 2021 and December 31, 2020, there were 4,728,833 shares of Common Stock and outstanding, respectively.

No shares of Common Stock were issued during the six months ended June 30, 2021. During the six months ended June 30, 2020, the Company issued 3,200 shares of Common Stock upon the exercise of warrants for proceeds of $32.

Stock Options

On January 28, 2021, the Company granted non-qualified stock options for the purchase of 306,512 shares of Common Stock at an exercise price of $1.044 per share, all of which vested in full on the date of grant, to certain directors of the Company. Management determines the value of options granted using the calculated value method and the Black-Scholes option pricing model. The fair value of the stock options issued in 2021 was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 69.9%; risk free rate: 0.42%; estimated term 5 years. No options were granted during the six months ended June 30, 2020.  Total stock-based compensation for the six months ended June 30, 2021 and 2020 was $171,032 and $0, respectively.

NOTE 9 – RELATED PARTY TRANSACTIONS

On January 28, 2021, the Company granted stock options to certain directors of the Company. See Note 8

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2021 through September 28, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Subsequent to June 30, 2021, we raised approximately $110,000 in gross proceeds through the sale of 26,659 shares of our Series C Preferred Stock in the Regulation A offering described above.

Item 4. Exhibits

Exhibit No.	Description
2.1	Second Amended and Restated Articles of Incorporation of 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 2.1 to the Semiannual Report on Form 1-SA filed on November 15, 2018)

2.2	Certificate of Designation of Series C Preferred Stock (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 1-K filed on July 6, 2020)

2.3	Amended and Restated Bylaws of 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 1-K filed on July 6, 2020)

3.1	Form of Placement Agent Warrant (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A/A filed on December 31, 2019)

4.1	Form of Subscription Agreement for Series C Preferred Stock (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A/A filed on December 31, 2019)

6.1	Quotation Agreement, dated February 4, 2021, by and between 20/20 GeneSystems, Inc. and StartEngine Primary, LLC (incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U filed on February 25, 2021)

6.2	Form of Credit Card Services Agreement between StartEngine Crowdfunding, Inc. and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A/A filed on November 26, 2019)

6.3	Sales Representative Agreement, dated April 5, 2020, between Mems Technologies Holdings Company Limited and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.2 to the Annual Report on Form 1-K filed on July 6, 2020)

6.4	Option Agreement to License and Commercialize Pan-Cancer Test Algorithm, dated April 17, 2017, between Chang Gung Memorial Hospital, Linkou and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A/A filed on June 22, 2018)

6.5	Amendment to Option Agreement to License and Commercialize Pan-Cancer Test Algorithm, dated October 26, 2017, between Chang Gung Memorial Hospital, Linkou and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A/A filed on June 22, 2018)

6.6	Cancer Early Detection Algorithm Development Collaboration Agreement, dated February 26, 2016, between National Foundation for Cancer Research, Inc. and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A/A filed on June 22, 2018)

6.7	Award and Royalty Agreement, dated July 19, 2002, between MdBio, Inc. and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A/A filed on July 11, 2018)

6.8	Patent License Agreement, dated November 9, 2000, between the National Institutes of Health and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A/A filed on July 11, 2018)

6.9	License Amendment, dated April 14, 2005, between the National Institutes of Health on behalf of the Public Health Service and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.7 to the Offering Statement on Form 1-A/A filed on July 11, 2018)

6.10	Second Amendment to License Agreement, dated December 23, 2011, between the National Institutes of Health on behalf of the Public Health Service and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.8 to the Offering Statement on Form 1-A/A filed on July 11, 2018)

6.11	Lease Agreement, dated March 18, 2021, between Shady Grove Development Park IX L.L.L.P. and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.11 to the Annual Report on Form 1-K filed on April 30, 2021)

6.12	Employment Agreement, dated May 5, 2019, between 20/20 GeneSystems, Inc. and Jonathan Cohen (incorporated by reference to Exhibit 6.8 to the Offering Statement on Form 1-A filed on August 12, 2019)

8.1	Form of Escrow Services Agreement among Prime Trust, LLC, 20/20 GeneSystems, Inc. and StartEngine Primary LLC (incorporated by reference to Exhibit 8.1 to the Offering Statement on Form 1-A/A filed on November 26, 2019)

15.1	20/20 GeneSystems, Inc. Stock Incentive Plan (incorporated by reference to Exhibit 15.1 to the Offering Statement on Form 1-A filed on August 12, 2019)

15.2	Form of Stock Option Agreement (20/20 GeneSystems, Inc. Stock Incentive Plan) (incorporated by reference to Exhibit 15.2 to the Offering Statement on Form 1-A filed on August 12, 2019)

15.3	Form of Restricted Stock Award Agreement (20/20 GeneSystems, Inc. Stock Incentive Plan) (incorporated by reference to Exhibit 15.3 to the Offering Statement on Form 1-A filed on August 12, 2019)

15.4	Audit Committee Charter (incorporated by reference to Exhibit 15.4 to the Offering Statement on Form 1-A filed on August 12, 2019)

15.5	Compensation Committee Charter (incorporated by reference to Exhibit 15.5 to the Offering Statement on Form 1-A filed on August 12, 2019)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2021	20/20 GENESYSTEMS, INC.

/s/ Jonathan Cohen
Name: Jonathan Cohen
Title: Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)